FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

2 May 2025
(Hong Kong Stock Code: 5)

HSBC Holdings plc

Poll results of 2025 Annual General Meeting

1.       Poll Results

Following its Annual General Meeting ("AGM") held today, HSBC Holdings plc (the "Company") announces the results of the poll vote for each of the resolutions set out in the Notice of AGM.

Resolutions 1 to 8, 11, 14, 16 and 17 were passed as ordinary resolutions and resolutions 9, 10, 12, 13, 15, 18 and 19 were passed as special resolutions.

In line with the Board's recommendation, the shareholder-requisitioned resolution 20 failed.

The table below shows the votes cast on each resolution.

Votes cast on each resolution

	VOTESFOR	% OF VOTES CAST	VOTESAGAINST	% OF VOTES CAST	VOTESTOTAL	% OF ISC VOTED*	VOTESWITHHELD
1. To receive the Annual Report & Accounts 2024	8,932,256,552	99.95	4,142,357	0.05	8,936,398,909	50.56%	31,021,428
2. To approve the Directors' Remuneration Report	8,807,418,532	98.34	148,870,299	1.66	8,956,288,831	50.68%	11,202,665
3. To approve the Directors' Remuneration Policy	8,609,641,462	96.10	349,032,069	3.90	8,958,673,531	50.69%	8,780,440
4. (a) To elect Manveen (Pam) Kaur as a Director	8,940,638,543	99.83	15,484,120	0.17	8,956,122,663	50.68%	11,270,859
4. (b) To re-elect Geraldine Buckingham as a Director	8,950,761,272	99.91	8,094,637	0.09	8,958,855,909	50.69%	8,574,299
4. (c) To re-elect Rachel Duan as a Director	8,919,211,843	99.56	39,571,297	0.44	8,958,783,140	50.69%	8,321,065
4. (d) To re-elect Georges Elhedery as a Director	8,949,836,971	99.92	6,799,272	0.08	8,956,636,243	50.68%	10,531,433
4. (e) To re-elect Dame Carolyn Fairbairn as a Director	8,887,135,034	99.20	71,640,617	0.80	8,958,775,651	50.69%	8,489,447
4.(f) To re-elect James Forese as a Director	8,950,699,279	99.91	7,807,234	0.09	8,958,506,513	50.69%	8,610,006
4.(g) To re-elect Ann Godbehere as a Director	8,948,764,416	99.89	9,868,994	0.11	8,958,633,410	50.69%	8,569,565
4.(h) To re-elect Steven Guggenheimer as a Director	8,953,293,004	99.94	5,119,915	0.06	8,958,412,919	50.69%	8,776,141
4.(i) To re-elect Dr José Antonio Meade Kuribreña as a Director	8,879,514,623	99.12	78,818,828	0.88	8,958,333,451	50.69%	8,667,410
4.(j) To re-elect Kalpana Morparia as a Director	8,938,569,939	99.77	20,179,223	0.23	8,958,749,162	50.69%	8,596,988
4.(k) To re-elect Eileen Murray as a Director	8,953,097,581	99.94	5,655,264	0.06	8,958,752,845	50.69%	8,587,125
4.(l) To re-elect Brendan Nelson as a Director	8,936,345,041	99.76	21,817,147	0.24	8,958,162,188	50.69%	9,019,661
4.(m) To re-elect Swee Lian Teo as a Director	8,953,103,910	99.93	5,831,863	0.07	8,958,935,773	50.69%	8,247,508
4.(n) To re-elect Sir Mark E Tucker as a Director	8,822,576,135	98.48	136,594,436	1.52	8,959,170,571	50.69%	7,979,609
5. To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	8,882,991,858	99.20	71,595,888	0.80	8,954,587,746	50.67%	12,441,262
6. To authorise the Group Audit Committee to determine the remuneration of the Auditor	8,954,828,262	99.95	4,887,454	0.05	8,959,715,716	50.70%	7,517,345
7. To authorise the Company to make political donations	8,754,835,812	97.71	205,475,491	2.29	8,960,311,303	50.70%	7,039,523
8. To authorise the Directors to allot shares	8,517,826,841	95.12	436,528,602	4.88	8,954,355,443	50.67%	12,893,855
9. To disapply pre-emption rights (special resolution)	8,904,438,462	99.57	38,582,206	0.43	8,943,020,668	50.60%	23,995,702
10. To further disapply pre-emption rights for acquisitions (special resolution)	8,885,750,302	99.36	57,542,643	0.64	8,943,292,945	50.60%	23,695,185
11. To authorise the Directors to allot any repurchased shares	8,903,044,205	99.43	50,932,324	0.57	8,953,976,529	50.66%	13,222,148
12. To authorise the Company to purchase its own ordinary shares (special resolution)	8,953,147,621	99.95	4,646,175	0.05	8,957,793,796	50.69%	9,411,784
13. To approve the form of share repurchase contract (special resolution)	8,952,673,483	99.95	4,503,119	0.05	8,957,176,602	50.68%	10,056,610
14. To authorise the Directors to allot equity securities in relation to the issue of Contingent Convertible Securities	8,867,109,093	99.04	85,655,520	0.96	8,952,764,613	50.66%	13,918,488
15. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities (special resolution)	8,826,898,622	98.60	125,020,147	1.40	8,951,918,769	50.65%	14,632,230
16. To authorise the Directors to offer a scrip dividend alternative	8,944,781,275	99.93	6,518,300	0.07	8,951,299,575	50.65%	12,884,191
17. To amend the rules of the HSBC Share Plan 2011	8,716,852,849	97.33	239,261,675	2.67	8,956,114,524	50.68%	10,286,595
18. Cancellation of share premium account and capital redemption reserve (special resolution)	8,951,532,215	99.95	4,750,846	0.05	8,956,283,061	50.68%	10,116,944
19. To call general meetings (other than an AGM) on 14 clear days' notice (special resolution)	8,509,683,747	94.99	448,753,739	5.01	8,958,437,486	50.69%	8,022,755
20. Shareholder requisitioned resolution: Midland Clawback Campaign (special resolution)	348,171,859	3.90	8,585,892,316	96.10	8,934,064,175	50.55%	32,355,286
* based on total issued share capital (the "ISC") as at 12.01am (London time) on Thursday 1 May 2025. The Company held no ordinary shares in treasury.

2.         Other

●
Computershare Investor Services PLC, the Company's Share Registrar, acted as scrutineer of the poll on all resolutions.

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A copy of the resolutions passed at the AGM (other than resolutions concerning ordinary business) has been submitted to the UK Financial Conduct Authority for publication, and will shortly be available for inspection via the National Storage Mechanism which is located at https://data.fca.org.uk/#/nsmnationalstoragemechanism.

●
As at 12.01am (London time) on Thursday 1 May 2025, the total number of issued ordinary shares of US$0.50 each entitling the holders to attend and vote on all the resolutions at the AGM was 17,673,109,992. The Company held no ordinary shares in treasury. A vote 'withheld' is not a vote in law and is therefore not counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

●
In accordance with Rule 13.39(5A) of the Hong Kong Listing Rules all Directors attended the AGM, except for Steven Guggenheimer who was unable to attend the meeting.

●
In accordance with Rule 13.40 of the Hong Kong Listing Rules there were no shares entitling the holder to attend and abstain from voting in favour of any of the resolutions. No shareholder was required under the Hong Kong Listing Rules to abstain from voting.

As at the time of this announcement, the following are Directors of the Company: Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

* Non-executive Group Chairman
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 02 May 2025